Rachel Barnett
Chief Legal Officer

rachel.barnett@iextrading.com
iextrading.com

Investors Exchange, LLC
3 World Trade Center, 58th Floor
New York, NY 10007

iex exchange | iex

April 2, 2025

U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F St., NE
Washington, DC 20549
TM-Marketsupervision@sec.gov

Re: Investors' Exchange LLC – Amendment No. 53 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Division of Trading and Markets:

Enclosed for your review is Amendment No. 53 to our Form 1 Application seeking registration as a national securities exchange for Investors' Exchange LLC, a wholly-owned subsidiary of IEX Group, Inc., which includes the Execution Page to Form 1 as well as the following exhibit(s)[1]:

Exhibit F
Addendum F-18 IEX Equities Port Request Form

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace the corresponding addendum currently on file with the Commission. Please contact me with any questions. Thank you.

Regards,

DocuSigned by:
Rachel Barnett
99E3C164A5A34F4...

Rachel Barnett
Chief Legal Officer
Enclosures

cc: Marlene Olsen, Division of Trading and Markets

---

[1] This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 04/02/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   3 World Trade Center, 58th Floor, New York, NY 10007

25000094

3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Rachel Barnett (Name) Chief Legal Officer (Title) (646) 343-2000 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Rachel Barnett, Chief Legal Officer
   3 World Trade Center, 58th Floor, New York, NY 10007
7. Provide the date applicant's fiscal year ends: 12/31/25
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 04/02/25 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: DocuSigned by: Rachel Barnett 99E3C164A5A34F4... (Signature) Rachel Barnett, Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______ (Month), ______ (Year) by ______ (Notary Public)

My Commission expires ______ County of ______ State of ______

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

*Based upon relief from Commission staff, Investors' Exchange LLC is making this filing without notarization.

Investors' Exchange LLC

Date of filing: April 2, 2025

Date as of which the information is accurate: April 2, 2025

<u>Exhibit F</u>

A complete set of all forms pertaining to:

1. **Application for membership, participation, or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant, or subscriber of the entity.**
3. **Any other similar materials.**

Attached as Addendum F-1 is the IEX Member Application.

Addendum F-2 has been retired.

Attached as Addendum F-3 are the IEX Member Agreements.

Attached as Addendum F-4 is the IEX Sponsored Access Application.

Attached as Addendum F-5 are the IEX Sponsored Access Agreements.

Attached as Addendum F-6 is the IEX Service Bureau Application.

Attached as Addendum F-7 are the IEX Service Bureau Agreement.

Attached as Addendum F-8 is the IEX Service Bureau Authorization.

Attached as Addendum F-9 are the IEX Connectivity Services Agreement and Forms.

Attached as Addendum F-10 are the IEX Data Subscriber Agreement and Forms.

Addendum F-11 has been retired.

Attached as Addendum F-12 is the IEX Market Maker Application.

Attached as Addendum F-13 is the IEX User Agreement Addendum to Permit Volume Attribution.

Attached as Addendum F-16 is the IEX User Agreement Addendum to Permit Investor Disclosure.

Attached as Addendum F-17 is the IEX RMO Application Retail Order Attestation.

Attached as Addendum F-18 is the IEX Equities Port Request Form.

Attached as Addendum F-19 is the IEX Controlled Data Recipient Agreement.

Attached as Addendum F-20 is the IEX Non-Display Use Declaration.

Addendum F-18

EQUITIES PORT REQUEST FORM

ORDER TYPE

☐ Addition ☐ Removal ☐ Change to Existing ☐ Service Bureau (only check if you are a Service Bureau)

PORT DETAILS

Connectivity Site: ☐ IEX POP: Secaucus (Hot/Primary) ☐ Disaster Recovery: Chicago (Cold/Secondary)
☐ IEX Test Facility ("ITF"): Secaucus (Non-Production)

Type of Access: ☐ Cross-Connect ☐ 3rd Party Extranet: ______________________

Drop Copy Port: ☐ New ☐ Existing SenderCompID(s): ______________________
☐ Qty: ______________ MPID(s) to Drop: ______________________

Message(s) to Drop: ☐ Fills ☐ Breaks ☐ Statuses (Acks, Cancels, Rejects, etc.)

Order Entry Port: ☐ Qty: ______________

Order Entry Port Minimum Required Configurations:

Clone an Existing Port?	☐ Yes	☐ No	SenderCompID: ______________
Symbology Type? (Choose one only)	☐ INET	☐ CMS	☐ CMS Split
Routing Enabled? (1)	☐ Yes	☐ No	
Ignore Routing Instruction for Pegged Orders? (2)	☐ Yes	☐ No	
Allow ISO Orders?	☐ Yes	☐ No	
Allow Market Orders?	☐ Yes	☐ No	
Allow Short Sale Orders?	☐ Yes	☐ No	
Default Odd Lots to Hidden? (3)	☐ Yes	☐ No	
Allow Trading in Pre- & Post-Market Sessions?	☐ Yes	☐ No	
Allow Trade Busts?	☐ Yes	☐ No	
Cancel on Disconnect? (4) (Choose one only)	☐ All	☐ All, excluding On-Open/Close	☐ None
Timestamp Resolution? (Choose one only)	☐ Millisecond	☐ Microsecond	☐ Nanosecond
Enable Anti-Internalization (AIQ)? (5)	☐ Yes	☐ No	
-If Yes: Default AIQ Group? (Choose one only)	☐ Member Affiliate(6)	☐ User (Member)	☐ MPID
-If Yes: Agency and/or Principal?	☐ Agency	☐ Principal	
-If Yes: Report AIQ Fields?	☐ Yes	☐ No	
-If Yes: Override Default DLO Functionality (7)	☐ Yes	☐ No	
Is this Session Intended for Sponsored Access?	☐ Yes	☐ No	
Opt-Out of Receiving D-Limit Restatements? (8)	☐ Opt-out - All	☐ Opt-out – just Drop Copy	
Enable Display Price Restatements? (9)	☐ Yes	☐ No (Default)	
D-Limit Cancel/Re-price instruction? (10) (Choose one only)	☐ Cancel	☐ Re-price	☐ No Action (Default)
CLGW Redundancy Group? (11)	☐ Yes	☐ No	
Default Post Only for displayed, non-routable Limit or Discretionary Limit ("D-Limit") orders? (12)	☐ Yes	☐ No	
Post Only Cancel or Slide Instruction? (13)	☐ Slide (Default)	☐ Cancel	
Include Trade Now Instruction on Midpoint Peg,	☐ Yes	☐ No (Default)	

Fixed Midpoint Peg, Offset Peg, Market Peg? (14)

Enable Trade Match ID? (15) ☐ Yes ☐ No (Default)

Enable ME Order ID? (16) ☐ Yes ☐ No (Default)

Enable Me Order ID Update Restatements? (17) ☐ Yes ☐ No (Default)

Max Order Share Size: (Default = 1,000,000 shares) ______________________

Max Order Notional Value: (Default = $30,000,000) ______________________

MPID(s) Permissioned on this Port: ______________________

Clearing # Assignment for MPID(s): ______________________

Anticipated Total Message Volume per Day: ______________________

Anticipated Message to Trade Ratio: ______________________

Anticipated Peak Message Rate (msg/second): ______________________

Retail Order Entry Port Minimum Required Configurations

Allow Retail Orders on: ☐ All Ports or ☐ Specific Ports (List Specific Ports in Additional Comments below)

Instruct IEX to Default All Orders Received on the following Port(s) as Retail Orders: ______________________

Note: Each port is delivered as a primary logical port at the requested IEX data center.

Users may request to increase the max order share size and max order notional value parameters to be less restrictive than the IEX default values. IEX Market Operations will record and review all requests to increase order limits.

REMOVAL REQUEST

Order Entry Port	☐ SenderCompID(s): ______________	Reason for Removal: ______________________
Drop Copy Port	☐ SenderCompID(s): ______________	Reason for Removal: ______________________

ADDITIONAL COMMENTS OR REQUEST NOTES

____

____

____

____

____

____

ORDER AUTHORIZATION

MPID(s) / Company Name:	
Authorized Contact (Please Print):	
Authorized Signature:	**Date:**

1. Users who wish to enable routing must complete and submit a Securities Routing Agreement referenced in the Member Application and found in the User Agreement.

2. Pegged orders (FIX Tag 40=P) are not eligible to route (*see* IEX Rule 11.190(a)(3)), so the IEX system by default rejects any pegged order for which FIX Tag 18 is populated with "u" instead of the applicable pegged order type instruction. By checking this box, User instructs IEX to ignore a routing instruction on a pegged order and instead treat the order as a Midpoint Peg order (FIX Tag 18=M). *See* IEX Rule 11.190 ("Order, modifier, and parameter combinations which are disallowed by the Exchange may be rejected, ignored, or overridden by the Exchange, as determined by the Exchange to facilitate the most orderly handling of User instructions.").

3. If unspecified, default treatment for Odd Lot orders is displayed. If "Default Odd Lots to Hidden?" option is set to "Yes," then Odd Lot orders with omitted MaxFloor (FIX Tag 111) will be non-displayed.

4. All: Cancel all open orders (Continuous Book, On-Open, and On-Close). If a disconnect occurs between the Lock-in Time and the auction match, orders that are locked-in for the auction will not be canceled. For the Opening Auction, any unfilled portion of DAY and GTX limit orders will be canceled at the conclusion of the auction match in a manner similar to Limit-On-Open ("LOO") orders. All, excluding On-Open/On-Close: Cancel all open orders, excluding On-Open and On-Close orders. None: Do not cancel any open orders.

The Exchange provides a best effort attempt to cancel all open orders from a User upon a communications disconnection. A loss of connectivity signal must travel through the IEX POP before IEX becomes aware of the loss of connectivity. There is no guarantee that the automatic cancel feature provided by the Exchange will be error free or will operate without interruption. By signing above, you agree and acknowledge that the Exchange is not liable or responsible in any way for any orders which may fail to be canceled using the automatic cancel feature. Members may call IEX Market Operations at 646.343.2310 to verbally request that all open orders be canceled or check the status of open orders.

5. Enabling AIQ on this form at either the Member Affiliate, User, or MPID level (the "AIQ Group") can prevent orders from matching with other orders in the same AIQ Group. Users that select "Report AIQ Fields" on this form will receive a cancel/restatement message for each order that was canceled because it was subject to AIQ. Please refer to IEX Rule 11.190(e) and IEX's FIX specifications for details.

6. "Member Affiliates" are two or more Members that are affiliated with each other pursuant to Rule 12b-2 of the Exchange Act (i.e., the Member directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control, with one or more other Member(s). To set the AIQ Group at the Member Affiliate level, Member Affiliates must each submit Equities Port Request Forms indicating the Member(s) with which they wish to apply AIQ and must list all Member Affiliates in the "Additional Comments or Request Notes" section of this form. Members are responsible for having proper internal documentation in their books and records substantiating the affiliation between the Members.

7. Please see IEX Rule 11.190(e)(2)(E) for a description of the default and override functionality.

8. Any time a D-Limit order's resting price is adjusted, the Exchange will send a restatement message to the Member that entered the order notifying it of the price adjustment as well as to any drop copy recipients expressly authorized by the Member. By opting-out of receiving D-Limit restatement messages, the Member acknowledges that it is entitled to receive restatement messages (including to drop copy recipients) but is directing IEX to not transmit such restatement messages. Members that have opted out of receiving D-Limit restatement messages can revoke the opt-out by submitting an updated IEX Equities Port Request Form.

9. Users may opt-in to receive Display Price Restatement messages, which will be sent whenever the displayed book price is adjusted for any incoming displayed order that is not able to book at its limit price. If unspecified, default is "No".

10. Users may submit D-Limit orders with an optional "cancel" or "re-price" instruction. D-Limit orders including this optional instruction will automatically cancel or re-price if 10 ms after a quote instability price adjustment, the D-Limit order is priced less aggressively than the NBB (for buys)/NBO (for sells). Users may set the instruction as a port-level default, or on an order-by-order basis using FIX Tag 20050 (the FIX Tag value will override the port-level setting). If unspecified, default is "no action".

11. A Redundancy Group is a set of User-specified order entry ports, which is used by the IEX System to facilitate load-balancing and redundancy across client gateways. Users must specify which order entry ports should be included in their Redundancy Group(s) in the "Additional Comments or Request Notes" section of this form (pg. 2). More details and an example can be found in IEX Trading Alert #2023 – 007.

12. Displayed, non-routable Limit or Discretionary Limit ("D-Limit") orders priced at or above $1 per share that are at least a round or mixed lot size must be accompanied with DisplayInst (FIX Tag 9140=P) to be considered Post Only orders. Users may select this port-level setting so that all such orders default to Post Only (FIX Tag 9140=P) without sending the tag. Users may override the port level setting on an order-by-order basis using FIX Tag 9140.

13. Post Only orders by default will be subject to display-price sliding as set forth in IEX Rule 11.190(h)(1), but the Member may provide an optional instruction to cancel any untraded quantity of a Post Only order that would otherwise be subject to display-price sliding.

14. The optional "Trade Now" instruction causes a resting order to be converted into an executable order that removes liquidity against an incoming locking Post Only order. By default, Midpoint Peg, Fixed Midpoint Peg, Offset Peg, and Market Peg orders will not include

the “Trade Now” instruction, unless a User selects “Yes” for the “Include Trade Now Instruction on Midpoint Peg, Fixed Midpoint Peg, Offset Peg, Market Peg” question. These defaults may be overridden on an order-by-order basis using FIX Tag 9303.

15. The Trade Match ID “TrdMatchID” is an identifier assigned to a trade by the IEX matching engine. This only applies to the DEEP+ market data feed. Users that select “Yes” would like the “TrdMatchID” to be passed back in Tag 880 on their trades.

16. The Matching Engine Order ID “MEOrderID” is an OrderID that links to the DEEP+ OrderID field. Users that select “Yes” would like the “MEOrderID” to be passed back in Tag 29421 on their displayed orders.

17. The Matching Engine Order ID Update “MEOrderID Update” is a restatement message that is sent when reserve orders are replenished by the matching engine.

All services and products requested on this form are governed by the terms in the User Agreement and the Exchange Rules. If you do not receive a written confirmation from IEX within three (3) business days that your request has been received and processed, please contact IEX Market Operations at 646.343.2310 or marketops@iextrading.com. Please refer to the IEX Fee Schedule posted at https://www.iexexchange.io/resources/trading/fee-schedule for the latest price list.